Exhibit 99.3

NEWS RELEASE

DATE: March 21, 2002

FOR IMMEDIATE RELEASE:

CENTURION CLOSES TUNISIAN POWER PLANT FINANCING

Centurion Energy International Inc. (TSE- CUX) and its joint development partner Caterpillar Power Ventures International Inc., a subsidiary of Caterpillar Inc. (NYSE-CAT), have closed a $20.2 million US limited-recourse project financing. A London-based bank and a Tunis-based bank each provided $10.1 million US of the total credit facility.

The proceeds of the project financing will be used to fund a portion of the construction costs of a 27 megawatt electric generating power plant currently under construction in south central Tunisia near the port of Zarzis adjacent to Centurion's existing El Biban production facility. The total cost of the power plant is projected to be approximately $29 million US. The power plant operating as " Societe D'Electricite D'El Bibane " (SEEB) is jointly owned 50% by Centurion and 50% by Caterpillar. Construction of the power plant is approximately 70% complete with full operations currently scheduled to commence by the end of June 2002.

The power plant is the first power plant in Tunisia to be constructed under legislation allowing independent power operations to utilize natural gas from marginal gas fields. In the case of the Zarzis power plant, in excess of six million cubic feet per day of natural gas from Centurion's Ezzaouia field and El Biban field will be used as feed stock for the power plant. This natural gas is currently being flared. Electricity generated from the plant will be sold to La Societe Tunisienne d'Electricite et du Gaz ("STEG"), the Tunisian national power company, under a long term power purchase contract.

Approximately three million cubic feet per day of natural gas will be utilized from each of the Ezzaouia field (Centurion 31.4% working interest) and the El Biban field (Centurion 73.8 % working interest). Initial gas deliveries to the power plant will add approximately 525 boepd to Centurion's daily production volumes. Centurion's share of production is expected to increase over the life of the power plant to approximately 740 boepd as decreasing volumes supplied by the Ezzaouia field are replaced by higher production volumes from the El Biban field. Including Centurion's share of project cash flow after debt service on the power plant and the agreed direct gas price of $ 0.30 per mmbtu escalating at 1.5% per annum, approximately $1.20 US per mcf will be realized on gas sales.

Centurion's equity participation in the plant constituted a qualifying investment under the Tunisian Reinvestment Reserve Tax Deferral Plan. This investment extinguished a tax liability due from Centurion to the Tunisian government of approximately $2.8 million US.

The completion of this project is another example of Centurion's innovative approaches to carrying on business in Tunisia. The following are all firsts in Tunisia:

1.    First Marginal Gas Field Independent Power Project in 2002.
2.    First under-balanced well drilled in Tunisia - Al Manzah 2 in 2000.
3.    First off shore horizontal well drilled in Tunisia - El Biban 3 Re-entry in 1997.
4.    First horizontal well drilled in Tunisia - Belli 3 Re-entry in 1995.

Centurion and its predecessor company have been active in the oil and gas business in Tunisia since 1994 and operate four producing fields and two exploration permits located on and offshore. Caterpillar Power Ventures International Ltd. develops and invests equity in projects where power generation equipment manufactured by its parent company, Caterpillar Inc., can be utilized. Caterpillar is one of the world's leading manufacturers of construction and mining equipment, diesel and natural gas engines and industrial gas turbines and power generation equipment.

The consortium formed between Centurion and Caterpillar gave the companies an opportunity to provide Tunisia with access to an economical, environmentally friendly power solution utilizing natural gas that would otherwise have been flared.

Certain statements in this News Release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO, or
Barry W Swan, Senior Vice President and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com